Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports Second Quarter Results for Fiscal 2014

TORONTO, CANADA – January 7, 2014 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) reported financial results for the three and six months ended November 30, 2013 and provided an update on recent accomplishments. Unless specified otherwise, all amounts are in Canadian dollars.

The net loss for the quarter ending November 30, 2013 was $2.8 million, or ($0.06) per share, compared with a net loss of $1.6 million, or ($0.04) per share for the same period in the prior year. Total cash, cash equivalents and investments as of November 30, 2013 totaled $1.7 million.

“The recent quarter was marked by significant corporate and product development events that well position Lorus for the advancement of our lead program LOR-253 for the treatment of acute myeloid leukemia (AML) and potentially other hematologic cancers,” said William G. Rice, Ph.D., Chairman and Chief Executive Officer. “Notably, with a new management team in place, we have redirected our development efforts and completed a capital raise that will provide adequate runway for the Company for the foreseeable future.”

SECOND QUARTER 2014 AND RECENT HIGHLIGHTS

Corporate Highlights

  On October 28, 2013, the Company appointed William G. Rice, Ph.D., as Chief Executive Officer and Chairman of the Board. Aiping H. Young, M.D., Ph.D. continues as President and Chief Operating Officer. Lorus also appointed Daniel D. Von Hoff, M.D., to serve as a special advisor, fulfilling the role of Senior Vice President of Medical Affairs.
  On October 29, 2013, Brian Druker, M.D., was appointed as the Chair of Lorus’ Scientific Advisory Board.
  On December 2, 2013, Avanish Vellanki was appointed Chief Business Officer overseeing global business development, licensing and corporate strategy, and Gregory K. Chow was appointed Chief Financial Officer with responsibility for corporate finance and accounting functions.
  Subsequent to the quarter end on December 10, 2013, Lorus completed a public offering of common shares. Lorus issued a total of 12,730,000 common shares at a price of $0.55 per common share for aggregate gross proceeds of $7,001,500.
  During the month of November 2013, 4.445 million warrants were exercised for proceeds of $1.93 million.

LOR-253 Highlights

  On October 29, 2013, Lorus announced that the Company will pursue the clinical development of its lead program, LOR-253, in acute myeloid leukemia (AML) and certain hematologic malignancies based on recent research and insights into AML. The Company plans to continue its investigation of the clinical utility of LOR-253 in the treatment of a patient population with suppressed KLF4 in AML, Myelodysplastic Syndromes and potentially other hematologic malignancies. The Company is planning to initiate a Phase 1/2 in 2014.
  In September 2013, Lorus presented a poster entitled “OPEN-LABEL, PHASE 1 STUDY OF LOR-253 HCl IN PATIENTS WITH ADVANCED OR METASTATIC SOLID TUMORS” at the European Cancer Congress 2013. At the targeted dose, LOR-253 demonstrated an absence of significant toxicities, evidence of a rapid distribution phase and prolonged terminal phase of >144 hours and antitumor activity with sustained stable disease (SD) determined by RECIST that was confirmed over 4 to 8 cycles. Further, SD was observed in 80% (4/5) of evaluable patients, and maintained on termination with dose-limiting toxicities seen only at the maximum administered dose, confirming the safety margin of the drug.

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FINANCIAL RESULTS

Net loss for the three months ended November 30, 2013 was $2.8 million ($0.06 per share) compared to $1.6 million ($0.04 per share) in the same period in the prior year. The Company incurred a net loss of $3.9 million ($0.09 per share) for the six months ended November 30, 2013 compared to $2.9 million ($0.07 per share) during the same period in the prior year.

In the three-month period ended November 30, 2013, research and development expenditures decreased by $119,000. The decrease between the comparable three month periods was due to reduced spending on the LOR-253 and IL-17E programs until additional financing was secured, which was partially offset by increased stock based compensation and deferred share unit costs. General and administrative expenses increased $1.2 million in the three months ended November 30, 2013, compared with the prior year period, due to increased stock-based compensation, deferred share unit and salary costs associated with the appointment of new executives and an increase in Lorus’ share price during the quarter.

In the six month period ended November 30, 2013, research and development expenditures decreased by $161,000 due to reduced program activity as the Phase I clinical trial completed and future development was placed on hold, partially offset by higher stock based compensation and deferred share unit costs. General and administrative expenses increased by $1.1 million in the six months ended November 30, 2013 compared with the prior year period due primarily to increased stock based compensation, deferred share unit and salary costs associated with the appointment of new executives and an increase in share price during the three month period ended November 30, 2013.

At November 30, 2013, Lorus had cash and cash equivalents of $1.7 million compared to $653,000 at May 31, 2013. Subsequent to the quarter end on November 30, 2013, the Company raised gross proceeds of approximately $7 million through a public offering of its common shares.

For further details and to view the Company's May 31, 2013 Audited Consolidated Financial Statements and Management's Discussion and Analysis, please see the Company's filings on www.sedar.com and on www.lorusthera.com.

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Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
(amounts in 000's of Canadian Dollars except for per common share data)	Three months ended Nov. 30, 2013	Three months ended Nov. 30, 2012	Six months ended Nov. 30, 2013	Six months ended Nov. 30, 2012
REVENUE	$—	$—	$—	$—

EXPENSES
Research and development	791	910	1,406	1,567
General and administrative	1,938	714	2,389	1,321
Operating expenses	2,729	1,624	3,795	2,888
Finance expense	70	—	106	6
Finance income	(1)	(11)	(2)	(17)
Net financing expense (income)	69	(11)	104	(11)
Net loss and total comprehensive loss for the period	2,798	1,613	3,899	2,877
Basic and diluted loss per common share	$0.06	$0.04	$0.09	$0.07

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per common share (000's)	43,733	42,251	42,992	42,251

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR. Additional information on Lorus Therapeutics is available at www.lorusthera.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to obtain financing or partnerships, the establishment of corporate alliances, our ability to maintain current and future corporate alliances, our ability to fund or reach developmental milestones, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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For further information, please contact:

Lorus Therapeutics

Greg Chow, CFO

416-798-1200

gchow@lorusthera.com

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com

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